SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15A-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Announcement of Scottish Power plc, regarding the appointment of two non-executive directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 29, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCOTTISHPOWER APPOINTS TWO NON-EXECUTIVE DIRECTORS

ScottishPower is today pleased to announce the appointment of two non-executive directors whose combined experience ranges widely across US business, government and community affairs.

Vicky A Bailey, 52, who is based in Washington DC, is a former Assistant Secretary for Policy and International Affairs at the US Department of Energy and ex-member of the Federal Energy Regulatory Commission (FERC). She has also served as an Indiana state regulator.

Dr Nancy Wilgenbusch, 56, is a distinguished community administrator and President of Marylhurst University in Portland, Oregon. She also serves on the Regional Advisory Board of PacifiCorp, ScottishPower’s US subsidiary.

ScottishPower Chairman Charles Miller Smith said: “We are delighted with these two appointments which further strengthen the close regulatory and community relations we have forged in the US.”

They will replace Sir Peter Gregson and Mair Barnes who retire after the Annual General Meeting on 23 July 2004. “The Board benefited greatly from the wisdom and experience of Sir Peter and Mair and I would like to express our thanks for their valuable contributions,” Mr Miller Smith added.

The appointments will take effect from 1 June 2004.

Information:

Colin McSeveny	Group Media Relations Manager	0141-636-4515
Andrew Jamieson	Head of Investor Relations	0141-636-4527